UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement
     ☒   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Upright Oats LLC

Legal status of Issuer:

     Form:
     Limited Liability Company

     Jurisdiction of Incorporation/Organization:
     Connecticut

     Date of Organization:
     April 2, 2019

Physical Address of Issuer:
1204 Main Street Suite, 552, Branford, CT 06405, United States

Website of Issuer:
https://www.uprightoats.com/

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:
Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:
25,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):
$1,070,000

Deadline to reach the Target Offering Amount:
January 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$19,944	$8,315
Cash and Cash Equivalents	$7,919	$7,611
Accounts Receivable	$0	$0
Short-term Debt	$23,000	$3,000
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$372	$0
Net Income	$(8,371)	$5,315

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Summary of Amendment

This Form C/A amends the Form C filed on April 8, 2021, by extending the offering deadline from August 20, 2021 to January 31, 2022. Additionally, this Form C/A updates the outstanding debt and cash on hand of the Company (as defined below).

August 13, 2021

Upright Oats LLC

Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Upright Oats LLC ("**Upright Oats,**" the "**Company,**" "**we,**" "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by January 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.


SPECIAL NOTICE TO FOREIGN INVESTORS


IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.uprightoats.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/upright

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Upright Oats LLC is a Connecticut limited liability company formed on April 2, 2019.

The Company is located at 1204 Main Street Suite, 552, Branford, CT 06405, United States.

The Company's website is https://www.uprightoats.com/

The Company conducts business in All 50 US states and Canada

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/upright and is attached as <u>Exhibit B</u> to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	$25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	$25,000*
Maximum Number of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	$1,070,000*
Price Per Security	$1.00**
Minimum Individual Purchase Amount	$100.00+
Offering Deadline	January 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 24.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**The Securities are sold in increments as stated above.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. Due to COVID-19's restrictions on in person gatherings on physical distance, the Company was forced to temporarily halt research and development of some products requiring specific laboratory and pilot plant equipment. Current research and development trials have been slowed due to pandemic-related researcher availability, international travel and border restrictions, as well as delays in shipping ingredients and samples due to pressure on global transportation and logistics. Retailers and food distributors also temporarily halted buying of new products to focus on existing core SKUs. Securing capital for operations has also been negatively impacted due to these challenges, slowing deployment of the Company's strategy and operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized equity securities to issue equity securities to investors upon the conversion of any security convertible into our membership units, including the Securities.

Currently, the Company's capital structure consists of 100,000 membership units of Founders Units, par value $0.001 per membership unit (the "Founders Units"). The Company is also authorized to issue Common Units (the "Common Units "), Non-Voting Units (the "Non-voting Units"), and Profits Interests Units (the "Profits Interests Units. Unless we increase our authorized capital structure, we may not have enough authorized membership units to be able to obtain funding by issuing membership units or securities convertible into membership units. The Managers intend to authorize and issue additional membership units, as necessary but they have broad discretion to amend the operating agreement of the Company, which may restrict their rights to do so and may involve third-parties, not yet known to the Company in any such decisions. For example, upon a subsequent financing round, an investor may negotiate to limit the rights of the existing managers to issue additional units without consent of such investor.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Betty Xiaoyang Tang, our Co-Founder & CEO. The Company has or intends to enter into employment agreements with Betty Xiaoyang Tang, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of Tang could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C, together with all amendments, is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

The Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E and the "testing the waters" page is attached as Exhibit F.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management has broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Units, Investors would receive CF Shadow Securities in the form of units of Series B-CF Shadow Preferred Units and would be required to enter into a proxy that allows the Intermediary to vote their units of Series B-CF Shadow Preferred Units consistent with the majority of the Series B Common unitholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of any preferred units, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Limited Liability Company Governance

Limited liability companies are widely prevalent in today's business environment, in part because they are flexible vehicles that do not require the same rigid policies and procedures as a corporation. This flexibility, however, means that the relationship of members of a limited liability company are largely governed by the limited liability company operating agreement ("Operating Agreement"). The governance of any limited liability company can be drastically different from the governance of any other entity. The Operating Agreement of the Company has been omitted, because the managers have broad discretion to alter the terms and provisions contained therein. If the Securities convert to membership interests, the Investors must rely on future investors in the Company to negotiate terms that will provide appropriate rights and protections to the Investors.

Certain Tax Risks

Partnership Tax Treatment

For federal income tax purposes, the Company is currently treated as a "partnership." This means that the Company itself is not subject to federal income tax. Partnerships are pass-through entities, and all items of income, gain, loss, deduction, and credit are allocated to the partners who are then responsible for reporting such items on their individual tax returns. The Company will file an informational tax return annually on Form 1065 and issue Schedule K-1 to each Member. If the Securities convert, Investors may be allocated items of income or gain without receiving any distributions of property or cash. This means that Investors will be responsible for paying any tax obligation based on the allocations assigned to them, regardless of whether they have received distributions from the Company sufficient to cover any federal, state, or local tax liability. Allocations of income, gain, loss, deduction, or credits will only be made to the Members and Investors will not be Members until and unless the Securities convert to membership interests.

The manager of the Company has broad discretion to make an alternate election such that the Company would be treated other than a "partnership" for tax purposes. For example, the manager could elect to treat the Company as an "S-Corp" or a "C-Corp" by making appropriate elections. Any decision to make either election may be influenced by a personal tax benefit to the manager or certain members only.

Phantom Income

There is no guarantee that Investors will receive distributions whenever Investors are allocated items of income or gain, and Investors may be required to cover a substantial tax liability with assets from other sources. The managers intend to take reasonable steps to make distributions sufficient to cover any tax liability, but the managing members have no obligation to do so. It is not expected that any tax allocations will be made to any Investor until and unless the Securities convert.

Partnership Representative

A "partnership representative" is a person appointed by a partnership to handle various tax issues as they arise. The manager is the partnership representative and, as such, may, in its discretion, make tax determinations, including re-allocating items of gain, loss, deduction, income, or credit to one or more members. By making an investment, each Investor will be required to appoint the manager as the "partnership representative," which limits the Investor's rights to participate and make determinations as to how items under dispute by the IRS may be treated.

SAFE Taxation Treatment

While it is the intent of the Company that the Securities be treated as a grant of equity, it is possible that the IRS may require that the Investors treat the receipt of the Securities as a "variable prepaid forward contract" instead. If an investor elects this treatment or the IRS requires such treatment, the holding period for the Securities may not start until and unless the Securities convert into equity. This means that any return or loss may result in being classified as a short-term capital gain (loss) rather than a long-term capital gain (loss).

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company is a consumer goods company in the business of providing healthy and sustainable plant-based food and beverages sold through online and physical retail channels.

The Company's Products and/or Services

Product / Service	Description	Current Market
Instant oatmilk	Category-defining instant oatmillk powder as nutritious as dairy	Pre-launch; plans for direct-to-consumer market; Gen Z, Millennials, Gen X, Boomers
Oatmilk	Category-defining oatmillk beverage as nutritious as dairy	Pre-launch; plans for retail market; Gen Z, Millennials, Gen X, Boomers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Oatmilk has grown rapidly over the past two years with several competitors entering the North American market. However, none of these products are significantly differentiated and do not offer the nutritional profile desired by customers. The oatmilk products we plan to launch are made with just a short list of simple ingredients to offer 8g of oat protein per cup. In contrast, existing products typically offer only a scant 1-2g of protein per serving. Furthermore, they include unwanted added ingredients such as sweeteners, oils, gums, and major food allergens. Existing brands have also failed to innovate on the customer experience and offer limited if any online distribution. Major players include Oatly, Planet Oat, Silk, Elmhurst, Califia Farms, Chobani, and Pacific.

Customer Base

We plan to sell our products initially on the direct-to-consumer market to expand access to healthy and sustainable food, targeting Millennials.

Supply Chain

The Company sources its ingredients from suppliers in the United States, Canada, and Sweden. It works with manufacturing and packaging partners in the US. The Company intends to initially sell its products in the US market. The Company has researched and continues to research its supply chain and is confident in its ability to procure supplies, ingredients, and packaging from various suppliers and channels, if necessary.

Intellectual Property

The Company has significant valuable intellectual property in the form of trade secrets, customer and vendor lists. In addition, the Company has the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
90081630	Non-dairy oat-based milk beverages; oat milk in liquid	Upright	July 29, 2020	December 22, 2020	USA

	form; oat milk in powdered form				
2080990	Non-dairy oat-based milk beverages; oat milk in liquid form; oat milk in powdered form	UPRIGHT	July 29, 2020	Not Yet Granted	Canada

Governmental/Regulatory Approval and Compliance

The Company is subject to the laws and regulations in the jurisdictions in which it operates. Our products are subject to FDA regulation, with which we are compliant.

Litigation

The Company is not currently subject to or aware of any threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$1,500	6%	$64,200
Inventory	55%	$13,750	34%	$363,800
Sales and marketing	30%	$7,500	20%	$214,000
Research and development	0%	$0	5%	$53,500
General and administrative	4%	$1,000	1%	$10,700
Talent	0%	$0	30%	$321,000
Shipping and logistics	5%	$1,250	4%	$42,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Inventory
These proceeds will be used towards payment for ingredients, packaging, co-manufacturing services

Sales and marketing
These proceeds will be used for brand development including visual identity, packaging design, and website/ecommerce; advertising and partnerships; trade spend with retailers and distributors

Research and development
These proceeds will be used for research into new flavors and products

General and administrative
These proceeds will be used for Legal, accounting, organizational, federal and state filings, third-party compliance and certifications, and other administrative expenses.

Talent
These proceeds will be used for the hiring and salary for chief executive officer, chief food scientist, head of sales.

Shipping and logistics
These proceeds will be used for payments for third party logistics to store and transport product to customers

MANAGERS

The Managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Betty Xiaoyang Tang	Co-Founder, CEO, & Manager	McKinsey & Company - Consultant, 2016-2018	Yale School of Management - M.B.A. University of British Columbia - BComm Accounting & Sustainability and Social Impact.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Connecticut law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital structure consists of 100,000 membership units of Founders Units, par value $0.001 per membership unit (the "Founders Units"), Common Units (the "Common Units "), Non-Voting Units (the "Non-voting Units"), and Profits Interests Units (the "Profits Interests Units"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 100,000 Founders Units will be issued and outstanding. Additionally, the Company has the debt listed below outstanding.

Equity

As of the date of this Form C/A, the Company's outstanding equity securities consists of:

Type	Founders Units
Number of membership units Authorized	100,000
Number of membership units Outstanding	100,000
Par Value Per Membership Unit	$0.001
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Founders Units, which would dilute the Securities. The Units are subject to vesting monthly over 4 years with a 1 year cliff.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%
Other Material Terms	Each Founder Unit and each Common Unit has 1 vote.

Type	Common Units
Number of membership units Outstanding	0
Par Value Per Membership Unit	None
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue Common Units, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Other Material Terms	Each Founder Unit and each Common Unit has 1 vote.

Type	Non-Voting Units
Number of membership units Outstanding	0
Par Value Per Membership Unit	None
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue Non-Voting Units, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Type	Profits Interests Units
Number of membership units Outstanding	0
Par Value Per Membership Unit	None
Voting Rights	May or may not be granted voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue Profits Interests Units, which would dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%
Other Material Terms	While no Profits Interests Units are currently issued, the Company may grant Profits Interests Units in the future to service providers. Holders of Profits Interests Units will hold a "profits interest" and not a "capital interest" as those terms are used for federal income tax purposes.

Outstanding Debt

The Company has no debt outstanding. The Company paid off the outstanding debt to Scout Lab.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Xiaoyang Tang	90,000/Founders Units	90%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on April 2, 2019 under the laws of the State of Connecticut and is headquartered at 1204 Main Street Suite, 552, Branford, CT 06405, United States. The Company is a consumer goods company in the business of providing healthy and sustainable plant-based food and beverages sold through online and physical retail channels.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of August 10, 2021 the Company had an aggregate of $81,795 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Other than any capital expenditures listed under "USE OF PROCEEDS" above, the Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Founders Units	$100	100,000	Working Capital	July 20, 2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of the Target Offering Amount and up to a maximum amount of the Maximum Offering Amount of the Securities on a best efforts basis as described in this Form C/A. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Concurrent Offering

The Company is seeing to raise up to the Maximum Offering Amount and it may seek funding through other sources outside of this Offering through a concurrent offering conducted under Section 4(a)(2) of the Securities Act or Rule 506 promulgated thereunder. The Company intends to take reasonable steps to ensure the two offerings will not be integrated. For example, the Company may determine it necessary to rely on Rule 506(c), which allows for general solicitation. The terms of the concurrent offering will be similar to the terms of this Offering, although the Company may provide investors in the concurrent offering different terms in its discretion. Any concurrent offering and sale of securities will cause the Securities to be diluted.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $5,000,000 divided by the Fully Diluted Capitalization (defined below);

OR

(b) the price per unit of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

"**Fully Diluted Capitalization**" means:

(a) subject to clause (b), if the Equity Securities are denominated or represented by units or shares: the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Capital Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs; or

(b) if (i) some of the Capital Securities are not denominated or represented by units, (ii) profits interests are outstanding, or (iii) other factors make using the definition under clause (a) impracticable, the result of the formula immediately below this paragraph where *New Units* equals the number of units sold in the First Equity Financing and *Applicable Percentage* means the percentage resulting from the fair market value of cash and other property investors in the First Equity Financing would receive if the Company were dissolved, its liabilities paid, and all of its assets distributed at fair market value according to the liquidation and dissolution terms and provisions of the Company's limited liability company agreement in effect immediately following the First Equity Financing divided by the total that all Members would receive in such hypothetical dissolution and liquidation; *provided that*, if the Company is insolvent, the managers of the Company may make reasonable adjustments (such as omitting certain debts and obligations of the Company) such that existing members are not disproportionately and adversely affected.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to equity securities, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's equity securities or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Common Units of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's equity securities outstanding (on an as-converted basis and making appropriate adjustments to any profits interests units, consistent with Clause (b) of the definition of "Fully Diluted Capitalization" above), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) units of equity securities reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued equity securities equal to the Purchase Amount divided by the First Equity Financing Price. Interests granted in connection therewith shall have the same liquidation rights and preferences as the interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its, selection to receive the cash payment or units of the most recently issued equity securities, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's managers (or other applicable governing body if the Company is no longer a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such equity securities, as determined in good faith by the Company's managers (or other applicable governing body if the Company is no longer a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's managers, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred units then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of all units as determined in good faith by the Company's managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Units upon a Dissolution Event and (iii) all holders of Common Units.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

Other than the company's operating agreement, the Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Equity, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Xiaoyang Tang
(Signature)

Xiaoyang Tang
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Xiaoyang Tang
(Signature)

Xiaoyang Tang
(Name)

Manager
(Title)

August 13, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit A

Financial Statements

UPRIGHT OATS, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2020 and period from

April 2, 2019 (date of inception) to December 31, 2019

TABLE OF CONTENTS



BAILEY SCARANO
CERTIFIED PUBLIC ACCOUNTANTS

ANDREW J. ERRATO, CPA, ABV, CFF, CVA, MST
DAVID Y. BAILEY, CPA, CVA
DOMINIC SCARANO, JR., CPA, CGMA
MICHAEL E. BAILEY, CPA, CGMA, MST
CHRISTINE GROMALA, CPA
STEVE MOALLI, CPA, CGMA

MICHAEL J. SCHAEFER, CPA (1953 – 2014)
ALAN P. BAILEY, CPA (1928 – 2014)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Members
Upright Oats, LLC
Branford, Connecticut

We have reviewed the accompanying financial statements of Upright Oats, LLC which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income and members'(deficit) equity, and cash flows for the year and period through April 2, 2019 (date of inception) to December 31, 2019 then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company is in the development stage and will need additional funds to continue operating, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Bailey Scarano, LLC

Branford, Connecticut

February 12, 2021

1224 MAIN STREET, BRANFORD, CT 06405 203.481.1120 FAX 203.488.3027
BAILEYSCARANO.COM

UPRIGHT OATS, LLC
BALANCE SHEETS
December 31, 2020 and 2019

ASSETS	2020	2019
CURRENT ASSETS		
Cash	$ 7,919	$ 7,611
Grant receivable	10,000	-
Due from members	1,000	704
Total	18,919	8,315
OTHER ASSET		
Trademark	1,025	-
Total	19,944	8,315
LIABILITY AND MEMBERS' (DEFICIT) EQUITY		
CURRENT LIABILITY		
Accounts payable	$ 15,000	$ -
Accrued expenses and taxes	8,000	3,000
Total	23,000	3,000
MEMBERS' (DEFICIT) EQUITY	$ (3,056)	5,315
Total	$ 19,944	$ 8,315

See accompanying notes and independent accountants' review report

-2-

UPRIGHT OATS, LLC
STATEMENTS OF INCOME AND MEMBERS' (DEFICIT) EQUITY
Year ended December 31, 2020 and period from
April 2, 2019 (date of inception) to December 31, 2019

	2020	2019
GENERAL AND ADMINISTRATIVE EXPENSES		
Selling, general, and administrative	$ 30,409	$ 1,306
Research and development	1,090	5,879
Total	31,499	7,185
OPERATING LOSS	(31,499)	(7,185)
OTHER INCOME	23,500	12,500
NET (LOSS) INCOME BEFORE PROVISION FOR STATE INCOME TAXES	(7,999)	5,315
PROVISION FOR STATE INCOME TAXES	372	-
NET (LOSS) INCOME	(8,371)	5,315
MEMBERS' EQUITY - JANUARY 1/ APRIL 2	5,315	-
MEMBERS' (DEFICIT) EQUITY - DECEMBER 31	$ (3,056)	$ 5,315

See accompanying notes and independent accountants' review report

UPRIGHT OATS, LLC
STATEMENTS OF CASH FLOWS
Year ended December 31, 2020 and period from
April 2, 2019 (date of inception) to December 31, 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (8,371)	$ 5,315
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in:		
Grant receivable	(10,000)	-
Due from members	(296)	(704)
Increase in:		
Accounts payable	15,000	-
Accrued expenses	5,000	3,000
Total Adjustments	9,704	2,296
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,333	7,611
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of trademark	(1,025)	-
NET CASH USED IN INVESTING ACTIVITIES	(1,025)	
NET INCREASE IN CASH	308	7,611
CASH - JANUARY 1/ APRIL 2	7,611	-
CASH - DECEMBER 31	$ 7,919	$ 7,611

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

	2020	2019
Cash paid during the year for:		
Income taxes	$ 372	$ -

See accompanying footnotes and independent accountants' review report

UPRIGHT OATS, LLC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Upright Oats LLC (the Company) is a consumer goods company in the primary business of providing healthy and sustainable plant-based food and beverages sold through online and physical retail channels. Backed by food science and pediatric expertise, the company's mission is to make delicious food that's better for people and our planet.

The Company was formed on April 2, 2019 in the State of Connecticut. The Company's principal office is in Hamden, Connecticut. It may also operate from other places as the business of the Company may require.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking and savings accounts with a major U.S. financial institution. As of December 31, 2020, and 2019, the Company had $7,919 and $7,611 respectively, maintained in U.S. bank accounts, of which all were below the $250,000 Federal Deposit Insurance Corporation insured coverage limit.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable, and collection is reasonably assured. As of December 31, 2020, the Company had not begun recognizing sales.

Expense Recognition

Expenses are recognized as they are incurred for period costs and purchases that cannot be directly tied to sales revenue including general operating expenses, organizational expenses, administrative expenses, marketing expenses, as well as research and development.

Other Income

Income that is derived from activities outside of operations or the Company's primary business are classified as other income. The Company's only source of other income in 2020 and 2019 came from non-dilutive capital given in the form of grants, awards, and prizes.

NOTE #1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management's Evaluation

Management has evaluated subsequent events through February 12, 2021, the date the financial statements were available to be issued

Income Taxes

The Company follows the Financial Accounting Standards Board (FASB) Interpretation FASB ASC 740, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109 (FIN 48) FASB ASC 740, that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered.

The Company is organized as a limited liability company in the state of Connecticut. For federal purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in these financial statements.
The Company filed a US Return of Partnership Income for the year ended December 31, 2019 and issued Schedule K-1 forms to all members of the Company for each members' proportional share of income, deductions, credits, etc. During 2018, the state of Connecticut passed legislation which created a Pass-Through Entity Tax (CT PET) applicable to limited liability companies. This entity-level income tax is charged at a flat 6.99% rate. This legislation was passed in response to the Tax Cuts and Jobs Act of 2017 which limits state and local tax deductions on personal tax returns to provide business owners the opportunity to deduct state tax previously paid at the member level on their business tax returns.

Risks and Uncertainties

On January 30, 2020 the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020 declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, the Company expects the possibility of declining revenues and significant changes in the fair value of assets or liabilities, which may have a material adverse impact on the financial position and operations of the Company.

NOTE #2 – RESTRICTED VOTING UNITS

On July 20, 2019, the Company issued 100,000 units of Restricted Voting Units with a par value of $0.001 each, totaling $100. The units vest over 48 months, with one quarter (25%) of the units vesting after 12 months of the issue date, and the remainder vesting in 1/36th equal increments on the last day of each of the thirty six (36) months immediately following the month that is one (1) year from the issue date. The unvested units are subject to a repurchase option. As of December 31, 2020, 41,875 restricted voting units have been vested.

NOTE #3 – GOING CONCERN

The company was incorporated in April 2019 and has not commenced planned principal operations, but continues to raise additional funds and increase research and development. The Company is considered to be in the development stage and is currently finalizing its product formulation and marketing strategy. To date, the Company has relied on non-recurring grants, awards, and prizes to fund its planning, research and development. To continue operations the Company will need additional funds.

During the next 12 months, management plans to raise additional funds through a crowdfunding campaign, capital contributions from institutional, accredited, and qualified investors, and funds from revenue producing activities if and when such can be realized. The Company's ability to raise funds are sensitive to general business and economic conditions in the United States and other nations due to our international supply chain. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include economic recession, downturn or otherwise, increased domestic or international competition, changes in consumer taste, supply chain disruptions, international trade constraints, social or political turmoil, public health pandemics, and environmental hazards. These adverse conditions could affect the Company's financial condition, its ability to fundraise, and the results of its operations. The outcome of these matters cannot be predicted at this time.

Exhibit B

Offering Page



Company Name	Upright

Logo	

Headline	Instant oatmilk as nutritious as dairy - just add water!

Hero Image	

Tags	Female Founders, Consumer Goods, B2C, B2B, Food & beverage, Coming soon

---

Pitch text	**Summary**

- Creamy, allergen-free instant oatmilk with 8g oat protein - just add water!
- Created with leading scientists (Harvard, Yale) and backed by pediatricians
- $42B+ total addressable market across dairy and plant-based alternatives
- 60% gross margins; estimated earnings/unit around $12
- Projected ARR of $44M by EOY 2024

- Funded by Yale Center for Business and Environment, Tsai CITY, and others
- Certified B Corp organization (pending)

Problem

Milk is a staple, but current options aren't great

Dairy is a dietary staple. But it can be tough on our bodies and our planet. Two-thirds of people are lactose-intolerant and cows contribute nearly 10% of annual global greenhouse gases.

Plant-based milks exist, but they force trade-offs. Alternatives often lack key nutrients, contain allergens, and take a toll on the environment (just 1 cup of almond milk takes 90 liters of water!).



Solution

Upright: oatmilk as nutritious as dairy (without the cow)

Meet Upright, the good for you go-to. Our first product is a category-defining **high-protein, allergen-free instant oatmilk** in three creamy, delicious flavors: original, vanilla, and chocolate.

Each tasty cup of Upright oatmilk packs the **same key nutrients as dairy, without the unwanted allergens or environmental impact**. Ready whenever and wherever you want it: just add water!



Product

Plant-based milk backed by pediatricians


Cows could never
8g
Oat Protein
25%
Calcium
2g
Prebiotic Fiber
per serving
15%
Vitamins A, B12, D
recommended daily value

Each cup of Upright packs **8g of oat protein, 25% calcium, 15% vitamins A, B12, D, and 2g of prebiotic oat fibre** to support whole-body health. Deliciously mild and creamy, Upright appeals to omnivores, vegans, those with allergies, and picky-eaters alike.

Made with just oats and a blend of key vitamins and minerals, our oatmilk is naturally **gluten-free and hypoallergenic**. We use natural processes and avoid allergens and additives like lactose, nuts, seeds, soy, oil, gums, and anything artificial.

What's Inside (and what's NOT!)



Gut Health



Heart Health



Muscles & Bone Strength



Anti-inflammatory



No Lactose



No Soy



No Nuts



No Gluten



No Seeds



No Oils



No Gums



No Legumes


Each cup adds up
Environmental footprint reduced by replacing dairy with oatmilk per cup (240ml)
39
gallons
19
ft2
1.2
lbs CO_2 eq

Drinking Upright also makes an impact. **Just one cup saves 39 gallons of water, 1.2 pounds of greenhouse gases, and 19 square feet of land** compared to dairy milk. Our Instant Oatmilk is even more eco-friendly, since we're not shipping water.

Shelf-stable and convenient, Upright oatmilk will be available in family-size and lunchbox-friendly single-serving portions in conventional fluid and instant powder forms (just add water!).

Perfect for using **at home, in the lunchbox, or on-the-go**. It can also be added directly to beverages like tea, coffee, smoothies, or into cooking and baking recipes for an added boost of nutrition.


Upright
Instant Oatmilk
Chocolate
BUSHNELL

Traction

Developed with experts and kids, coming to 300+ stores

Our recipes were developed for taste and functionality with chefs, baristas, and our toughest critics: kids (their parents helped too!). To ensure each cup packs a full nutritional punch, we've worked with food science and pediatric experts from top organizations like **Yale, Harvard, Cornell, and Ohio State**, among others.


Working with experts
The Ohio State University
College of Food, Agricultural, and Environmental Sciences
The Wilbur A. Gould Food Industries Center
College of Food, Agricultural, and Environmental Sciences
Cornell University College of Agriculture and Life Sciences
University of Massachusetts Amherst
Rutgers
FOOD SCIENTISTS
Yale SCHOOL OF MEDICINE
HARVARD MEDICAL SCHOOL
Boston Children's Hospital
Cleveland Clinic
Yale NewHaven Health
GUNDERSEN HEALTH SYSTEM
PEDIATRICIANS


We've done our homework
2000+
Consumer interviews &
global survey responses
4
Pediatric specialist and
generalist evaluations
22
Local focus groups &
taste tests
79%
Would buy Upright
instant oatmilk online

We know there's demand because we heard it loud and clear: **you want instant and you want it online.** From over 2000 surveys and interviews, 79% told us they'd buy our Instant Oatmilk online.



We achieved **Certified B Corps pending** status in 2019, and are on track for full certification once we start production. We're conscious of our impact and are always looking to improve social outcomes through our operations.

Sustainability is at the core of what drives us, and we're tackling multiple UN sustainable development goals through every facet of our business. Our oats are cultivated by US and Canadian growers and Swedish farmer-owned cooperatives. Profits go back to their farms to be reinvested in a thriving countryside. We're working to localize our suppliers and encourage organic and regenerative practices. One of our partner mills is currently carbon neutral, using oat husks as fuel to power operations as well as 1,500 households in the nearby area. Our NJ and CT manufacturing partners are committed to food safety and quality, and we are proud to work with one that employs and trains refugees.

We're committed to using only biodegradable or recyclable packaging to preserve the quality and shelf life of our products. We're launching direct-to-consumer to reduce waste and using **QR codes that make reordering simple**. To bring our products to shelves and families, we've partnered with a warehousing and distribution partner in NJ as well as a women-owned **national distributor serving 300+ stores**.

Customers

For 124M US parents, Upright is the good for you go-to

Upright was created with the Millennial and Gen X parent in mind. Our customers are health conscious and research high-nutrient clean label options. Each is values-driven and aims to live them through every family meal. They seek transparency in ingredients and across supply chains. They're open to exploring new brands and products across channels, and are quality committed and willing to spend a little extra for their family.





There are **124M US parents**, and Upright is committed to being the good for you go-to that keeps their family and planet healthy. We're building a community of conscious consumers. Our products have been co-created with direct feedback from users to reflect their needs and passions. Already, we've seen massive market interest and outreach pre-launch.

Business Model

Get it online, in stores, and where families learn, work, and play

Upright is launching as a **digitally-native, vertical brand with an omnichannel strategy**. We'll start online direct-to-consumer to own our customer relationships. Mobile reorders will be made easy through **QR codes on our packaging.**



Sales Channels



D2C

Direct-to-consumer interactions through **ecommerce** and simple **QR code reorders** build relationships and encourage loyalty



RETAIL

Wholesale to conventional & specialty food **distributors** and **retailers** enable "in real life" on-shelf customer discovery



B2B

Hospitality, school, and **corporate campus** food service wholesale enables organizations to demonstrate values to stakeholders

We'll collect feedback and refine as needed before expanding to other online markets and retail store shelves. We've already secured Pod Foods as a **national distribution partner, which serves 300+ retail stores**. We plan to then scale through B2B programs with hospitality, school, and corporate campuses.

Our supply chain is in place and at scale we'll capture **60% gross margins.** We plan to price each retail unit of our instant oatmilk at $12 (which makes 16 servings!), and our original oatmilk at $4.

Market

Get in on the ground as we go after a $42B+ market

Demand has never been higher for non-perishable dairy alternatives. As a plant-based dairy analog, Upright is targeting the **$42B+ U.S. dairy and alternatives market,** with plans for international expansion as plant-based dietary trends accelerate.

Oatmilk is just the start. With a category-defining product, trade secret IP, and omnichannel sales strategy, we project an **ARR of $44M by EOY 2024** as we grow our product line and geographies.

Join us to be a part of our rapid early growth. Your investment will enable us to fill initial orders and begin national expansion.


The time is now
OAT
+21%
$0.3B
$0.7B
2020
2025E
ALTERNATIVES
+6%
$2.6B
$3.4B
2020
2025E
DAIRY
-3%
$39.8B
$34.8B
2020
2025E
Forbes
Oat milk jumped 200% for more than $249 million in retail sales in 2020
FOOD DIVE
Megan Poinski Sept. 30, 2020
Oat milk surges to second most popular in plant-based dairy
Oatly readies $1B IPO for 2021
January 6, 2021
PitchBook
Starbucks To Launch Oatmilk In All US Stores This Spring
RTTNews December 10, 2020
Nasdaq
Emily Van de Riet Jan 13 2020
FOX NEWS
Dunkin' is adding oat milk to the menu
Bloomberg
By Marcy Nicholson November 27, 2020
North America's Top Performing Food Producer Bets on Oat Milk
What's Being Stockpiled in America's 'Pandemic Pantry'? Oat Milk
Sally Bakewell Gerald Porter Jr. Mar 04 2020
Bloomberg
One in 10 Adults Has a Food Allergy. Many More Say They Have One.
By Nicholas Bakalar Jan. 4, 2019
The New York Times
By Zoya Gervis October 26, 2018
NEW YORK POST
One third of Americans consider themselves 'flexitarian'
US milk sales drop by more than $1B as plant-based alternatives take off
Carly Sitzer 02 Apr 2019



Competition

Oatmilk on demand with 2x the protein and 0 allergens

Scanning the shelf, Upright is the obvious choice. We're the **only allergen-free instant oatmilk with 8g of oat protein** (that's double or more what others offer!) developed with pediatricians.

Our grab-and-go **instant sachets offer game-changing convenience.** No worrying about refrigeration, messy spills, or lugging bulky cartons when out and about, traveling, or hiking.





Vision

We stand for better - for our bodies, communities, and planet

Upright is more than just an oatmilk. We exist to make delicious food that's better for people, and our planet.

We believe that small changes can add up to a big difference. To do this, we're building a portfolio of better foods and beverages that make progress towards our vision of a healthier world.

Our mission is to make delicious food that's better for people, and our planet



Investors

Bootstrapped with backing from Yale CBEY and Tsai Center for Innovative Thinking

We've bootstrapped our progress with **$56K in non-dilutive grants and awards** along the way from organizations including the **Yale Center for Business and the Environment and Tsai CITY**.

We've been efficient with our capital and are now at an inflection point. Your investment will enable us to launch commercial production and begin the next stage of our growth.



Upright will be:

The good for you go-to for delicious, healthy foods that are better for people, and our planet

User Research — Design & Prototyping — Product & Brand Development — Supply Chain & Partnership Building

2021 Market launch

2022 Expand retail & national scale

2023 Brand extension & international growth

What we've done — **Where we're going**

Backed by grants and awards from







TSAI CENTER for INNOVATIVE THINKING at YALE

SLAVIN FAMILY FOUNDATION

CONNECTICUT ENTREPRENEURSHIP FOUNDATION

Yale Center for Business and the Environment

Yale SCHOOL OF MANAGEMENT

YALE SCIENCE & ENGINEERING ASSOCIATION · LUX ET VERITAS · 1914

Founders

Experienced visionaries and operators




Betty Tang

Yale MBA 2021, University of British Columbia BCom in Accounting & Sustainability, Cornell Certificate in Plant-Based Nutrition, University of Massachusetts Food Quality & Safety course graduate

Former consultant to global consumer goods, manufacturing, agriculture, media and technology firms

McKinsey & Company   KEARNEY

Thu Ra

Yale MBA 2020, Cornell College BA in Business & Economics and Psychology, Case Western University Masters in Operations Research & Supply Chain

Former Pubco Director of Supply Chain and Logistics, Pepsi & Quaker Oats supply chain intern, Founder of Cure Logistics

  

Betty and Thu Ra started building Upright after meeting in business school and discovering that they were both passionate about improving our food systems and environment (and both lactose-intolerant!). Together, they've built Upright by pairing their complementary skills and experiences.

Betty grew up in Vancouver, Canada, where she grew interested in wellness and sustainability. Her experience spans strategy, operations, human capital, and digital transformation as a consultant at McKinsey & Company and Kearney advising leaders across industries including consumer goods, manufacturing, agriculture, media, and tech. She is a Yale School of Management MBA candidate specialized in Management Science and holds a BCom in Accounting & Sustainability from the University of British Columbia, and Certificate in Plant-Based Nutrition from Cornell's T. Colin Campbell Center for Nutrition Studies.

Thu Ra was born in Burma and brings a passion for sustainability as well as deep supply chain and manufacturing expertise. He has led manufacturing facilities at leading consumer packaged goods companies including Quaker Oats, PepsiCo, and L'Oreal. He has also successfully launched a logistics startup, Cure Logistics, that continues to grow. He holds an MBA from the Yale School of Management, BA in Business & Economics and Psychology from Cornell College, and Masters in Operations Research & Supply Chain from Case Western Reserve University.

Team

	Betty Tang	Co-Founder
	Thu Ra	Co-Founder
	Vincent Stanley	Mentor | Director of Philosophy and Former CMO, Patagonia
	Barry Nalebuff	Yale Mentor | Co-Founder, Honest Tea; Co-Founder Real Made Foods
	Ben Conniff	Mentor | Co-Founder and Chief Innovation Officer, Luke's Lobster
	Jennifer McFadden	Mentor | Associate Director of Yale Entrepreneurial Programs
	Dennis Ring	Mentor | Founder, OCHO Candy; Launched Whole 365 at Whole Foods
	Dr. Victor Uko, MD FAAP DCH MRCPCH	Mentor | Section Chair, Department of Pediatric Specialties Gundersen Health System
	Claire Schlemme	Mentor | Co-Founder and CEO, Renewal Mill
	Amy Kundrat	Mentor | Director of Digital, Yale SOM; author of Fairfield County Chef's Table
	Dr. Dinesh Pashankar, MD MBA	Mentor | Professor of Pediatric Gastroenterology, Yale University School of Medicine
	Loïck Fenaux	Mentor | Head of Life Science & Nutrition at DöhlerGroup

Perks

$100	Instant Oatmilk variety sample pack Recognition as an early investor on our website (with your consent)
$250	All of the above Full-sized Instant Oatmilk in each flavor (3 boxes total)
$500	All of the above Upright reusable glass milk bottle Jessie the Giraffe tote bag
$1,000	All of the above Upright embroidered baseball cap 50% off all orders for 1 year
$2,200	All of the above Upright crewneck sweatshirt $200 Upright gift card
$5,000	All of the above Upright Early Access: join a small, exclusive group that samples food and beverages in R&D to offer feedback and influence new products before they launch (plus get occasional gifts and goodies!)
$10,000	All of the above Quarterly investor updates
$25,000	All of the above 1:1 Zoom call with the founders
$50,000	All of the above Brunch with the founders in NYC (pending public health guidance)

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
	If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Upright Oats LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Upright Oats LLC, a Connecticut limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the

CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(iv)   Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

(v)   If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2.   *Definitions*

"**CF Shadow Series**" shall mean a series of Equity Interests that is identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership interests or units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean: (a) subject to clause (b), if the Equity Interests are denominated or represented by units or shares: the aggregate number, as of immediately prior to the

First Equity Financing, of issued and outstanding units of Capital Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Interests that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs; or (b) if (i) some of the Equity Interests are not denominated or represented by units, (ii) profits interests are outstanding, or (iii) other factors make using the definition under clause (a) impracticable, the result of the formula immediately below this paragraph where *New Units* equals the number of units sold in the First Equity Financing and *Applicable Percentage* means the percentage resulting from the fair market value of cash and other property investors in the First Equity Financing would receive if the Company were dissolved, its liabilities paid, and all of its assets distributed at fair market value according to the liquidation and dissolution terms and provisions of the Company's limited liability company agreement in effect immediately following the First Equity Financing divided by the total that all Members would receive in such hypothetical dissolution and liquidation; *provided that*, if the Company is insolvent, the managers of the Company may make reasonable adjustments (such as omitting certain debts and obligations of the Company) such that existing members are not disproportionately and adversely affected.

$$\frac{New\ Units}{Applicable\ Percentage} * (1 - Applicable\ Percentage)$$

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such Equity Interests being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred** Securities" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.   Company Representations

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of capital stock for issuance and delivery upon the conversion of this instrument, such number of shares of the capital stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the capital stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5.   *Transfer Restrictions.*

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(c)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(d)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's managers to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Connecticut, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Branford, Connecticut. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of units of the CF Shadow Series of Equity Interests in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's units and will not be integrated with any previous offerings of the Company's units

(l)   The Company shall provide each Major Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new Equity Interests other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Securities (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Securities (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include units of Common Securities reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for Equity Interests in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's managers (or board of directors if the Company becomes a corporation), (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Upright Oats LLC

By:
Name: Xiaoyang Tang
Title: Manager
Address: 1204 Main Street Suite, 552, Branford, CT 06405, United States
Email: betty.tang@yale.edu

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Upright Oats LLC, a Connecticut limited liability company (the "***Company***") and [Investor Name] ("***Member***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) ***Grant of Irrevocable Proxy***.

   a) With respect to all of the units CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy under Sec. 34-255f of the Connecticut Uniform Limited Liability Company Act to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) ***Legend***. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) ***Representations and Warranties***. The Member represents and warrants to the Intermediary as follows:

   a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b)   The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4)   ***Equitable Remedies.*** The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5)   ***Defined Terms.*** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6)   ***Amendment.*** Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7)   ***Assignment.***

   a)   In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b)   The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8)   ***Severability.*** In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

Betty speaks to the camera seated on couch with cushions in brand colors;

[Intro] Hi, I'm Betty, a co-founder and the CEO of Upright,

[Company] A consumer goods company that makes delicious food that's better for people, and our planet.

[Problem] Too often we're forced to make tradeoffs between taste, health, and sustainability.

[Solution]That's why we created Upright oatmilk:

Close up of product packaging in different flavors

[Product] High-protein, allergen-free oatmilk as nutritious as dairy

[Benefits] Made with just oats, a blend of vitamins and minerals, and natural flavors like chocolate and vanilla, each creamy cup packs 8 grams of oat protein and is a good source of calcium, vitamins A, B12, D, and plant-based prebiotic oat fiber to support gut and heart health.

Oat fields

[Source] Our oats come from fields and farmer owned co-operatives in the Canadian prairies and Sweden.

Manufacturing facilities, oats going into drums/ being boiled

We use a series of natural processes to concentrate the goodness of oats - a powerhouse for both health and sustainability.

Our simple ingredients are clean and allergen-free. This means no lactose, nuts, soy, seeds, sugar, oil, gums, and never anything artificial.

Oat fields

Naturally packed with nutrition, oatmilk is also one the most sustainable milk alternatives out there, using 12x less water than traditional dairy and 7x less water than almond milk.

Close up of instant product being opened and mixed into water in a glass, poured into cereal

[Progress] After two years of perfecting our recipe, we're gearing up to launch.

We're starting with our high-protein instant oatmilk. This is even more eco-friendly than regular oatmilk, since we're not shipping water and use recyclable paper packaging.

Plant-based and allergen-free, but just as nutritious as dairy, we've made it fun and easy to use: just add water, and stir to enjoy.

Hiking (Stanley Park old growth forest), thermos

Family having a picnic

[Uses] Perfect for families-on-the go, travelling, hiking, and camping.

In kitchen, making a smoothie, stirring into a pot of curry (use turmeric to match branding)

Or at home, when you want a quick cup of oatmilk to drink on its own, or to add creaminess and a boost of nutrition stirred into tea, coffee, smoothies, or your favourite cooking and baking recipes.

Scrolling through ecommerce website;

[Launch] We can't wait to offer Upright oatmilk directly to consumers online,

Drinking coffee on an outdoor cafe patio (Stanley Park Brewing)

as well as in grocery stores and cafes this spring.

Close up of product in all 3 flavors

Your investment will go directly to bringing our high-protein, allergen-free oatmilk as nutritious as dairy to market:

Splash the logo with oats fading into graphic logo

Upright. The good for-you go-to.

EXHIBIT E

Testing the Waters Communication



Upright @uprightoats · Mar 16 ···

Our Republic pre-sale is LIVE! 🎉🎉🎉Instant oatmilk as nutritious as dairy. 8g oat protein, 0 allergens, 3 creamy flavors: just add water! Cows could never.



Reserve Upright

Instant oatmilk as nutritious as dairy. 8g oat protein, 0 allergens, 3 creamy flavors: just add water! Cows could never.

🔗 republic.co

 1   ⟲   ♡   ⬆



uprightoats

uprightoats Exciting news: our Republic pre-sale is LIVE!  Yesterday, the SEC changed its rules to allow startups to share their campaigns before fundraising actually begins - so we just started taking reservations! No money moves now, but you can show your interest in owning a piece of our growing business by reserving a stake in our upcoming round (you

     

 Liked by **carolinextang** and **24 others**

MARCH 16

Add a comment...   Post



Upright
110 followers
1w • Edited • 🌐

Our pre-sale is LIVE! 🔥 We are so excited to now be accepting reservations for our upcoming fundraising round on Republic.

We're launching with our high-protein instant oatmilk and taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

Check it out at https://lnkd.in/gh9pNuc

We'd love your support, whether it's a like, share, or reservation.

Special thanks to **Scout Lab** and **Jackie Lau** for helping us craft our brand and story ✨



Upright
110 followers
1w • Edited • 🌐

Our pre-sale is LIVE! 🔥 We are so excited to now be accepting reservations for our upcoming fundraising round on Republic.

We're launching with our high-protein instant oatmilk and taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

Check it out at https://lnkd.in/gh9pNuc

We'd love your support, whether it's a like, share, or reservation.

Special thanks to **Scout Lab** and **Jackie Lau** for helping us craft our brand and story ✨



















Betty Tang (she/her)

Upright Co-Founder | Yale MBA Candidate & Teaching Fellow

View full profile

Betty Tang (she/her)
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow
1w • Edited •

Exciting news: Upright is launching a fundraising campaign on Republic - and we're now taking reservations! 🎉

We're starting with our high-protein instant oatmilk and taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

Check it out at https://lnkd.in/g-2qhWG

Whether you like, share, or reserve - Thu Ra and I would love your support! 🥛🚀



Upright
Instant Oatmilk
Original
Cows could never

Invest in Upright

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Nora Kleinewillinghoefer • 1st 1w
Principal at Kearney | Advisor to Apparel Retail and Consumer Goods Com...
Congrats Betty! Very exciting 😊
Love · 2 | Reply · 2 Replies

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Nora Kleinewillinghoefer • 1st 6d
Principal at Kearney | Advisor to Apparel Retail and Consumer Go...
Betty Tang (she/her) please do! And you nailed the target market! We are regular consumers of oat milk, so this is an exiting variation, especially when on the go with the kids!
Love · 1 | Reply

Sara Shoff • 1st 1w
Sustainable and Impactful Investing | COO at Oikocredit US
Congrats Betty Tang (she/her)! I can't wait to follow your successful launch!
Love · 1 | Reply · 1 Reply

Betty Tang (she/her) Author 6d
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow
Thanks so much, Sara! Hope all is well!
Love · 1 | Reply

Samuel Kitara • 1st 1w
Biotech | Finance | Hunting for Cures





Messaging 1

Betty Tang (she/her) Author   6d •••
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow

Thanks, Sam!! Sending you all my best from Vancouver!

Like · Reply

Margaret Lau • 1st   6d
Marketing at GetHarley - We're hiring!

Amazing! Can't wait for my Jessie the Giraffe totebag! 😍 Congrats
Betty!

Love · ❤️ 1 | Reply · 1 Reply

Betty Tang (she/her) Author   6d •••
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow

So excited to send swag your way!

Like · ❤️ 1 | Reply

Fredrik Härnby • 1st   1w •••
Sales representative for Lantmännen's range of ingredients

I'm rooting for Jessie! Look forward to trying this upright product :)

Love · ❤️ 1 | Reply · 1 Reply

Betty Tang (she/her) Author   6d •••
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow

Thanks Fredrik! Getting closer to the finish line!

Like · Reply

Meghana POTIN • 1st   1w •••
Founder at The Unicorn Project

So exciting! Congrats Betty!

Love · ❤️ 1 | Reply · 1 Reply

Betty Tang (she/her) Author   6d •••
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow

Thanks Meg!! Sending you and the Potin family my best!

Like · ❤️ 1 | Reply

Megan Ananian • 1st   1w •••
GP at The Helm / Emerging Fund Manager / Launching membership for n...

Congrats Betty!

Love · ❤️ 1 | Reply · 1 Reply

Betty Tang (she/her) Author   6d •••
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow

Thanks Megan!!

Like · Reply

Amy Kundrat • 1st   6d •••
Communications + Digital + Sustainability | Yale MBA candidate

Congrats Betty and **Thu R.**!

Love · ❤️ 1 | Reply · 1 Reply

Betty Tang (she/her) Author   6d •••
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow

Thanks again Amy for all your support! 🙌

Like · Reply

Elvis Wong (he/him/his) • 1st   1w •••
Founder and Director of IFH Lab by Fintech Cadence

Awesome Betty!

Love · ❤️ 1 | Reply · 1 Reply

Betty Tang (she/her) Author   6d •••
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow

Thanks Elvis!!

Like · Reply

 Messaging 1

Reserved and ready to go. Excited for you this.

Love · 1 | Reply · 1 Reply

Betty Tang (she/her) Author 6d
Upright Co-Founder | Yale MBA Candidate & Teaching Fellow

Woohoo! Thanks again Nathan!!

Like · 1 | Reply

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🔥 Our Republic pre-sale is LIVE! Reserve now to get in on the ground! republic.co/upright
Upright
The good for you go-to
Oatmilk as nutritious as dairy 🥛 8g oat protein. 0 allergens. 3 delicious flavors.
COMING SOON
Want to be part of our growth?
Learn more at republic.co/upright 🚀✨


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✋ · March 19 at 12:34 PM · ⬛   ⬛

Hi, everyone - thanks for having me in this group. I'm a 3Y Yale MBA and founder of a startup called Upright, which just started taking reservations on Republic! 🎉

We're starting with our high-protein instant oatmilk and taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

Whether you like, share, or reserve - we'd love your support as Yalies! 🥛🚀









never

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Admin +1 · March 21 at 8:56 AM ·

Clean Energy For All: A Fireside Chat with Steph Speirs '07, CEO of Solstice

March 24 at 8 pm EST

Register: tinyurl.com/AYSolstice

Join Accelerate Yale for a Women's History Month conversation with Steph Speirs '07, Co-Founder and CEO of Solstice, about her work to democratize access to clean energy while improving the financial well-being of families and communities.

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Friday, March 19th

Betty Tang 1:07 PM

Hi, folks - happy Friday! I'm a 3Y MBA and founder of a startup called Upright, which just launched on Republic 🎉

We're starting with our high-protein instant oatmilk and taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

We'd LOVE SOM support of our campaign through a like, share, or reservation to help us spread the word and build momentum! 🥛 🚀



https://republic.co/upright (edited)



republic.co

Reserve Upright

Instant oatmilk as nutritious as dairy. 8g oat protein, 0 allergens, 3 creamy flavors: just add water! Cows could never. (347 kB)





Upright
Instant Oatmilk
Original
Cows could never

🥛 3 🚀 2 🦒 2 ❤️ 2







Search Yale SOM

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Friday, March 19th

Betty Tang 1:05 PM

Hi, folks - happy Friday! In case we haven't met (I've been remote in Canada this year and normally otherwise hiding in SOM's basement) - I'm a 3Y MBA and founder of a startup called Upright, which just launched on Republic 🎉



We're starting with our high-protein instant oatmilk and taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

We'd LOVE SOM support of our campaign through a like, share, or reservation to help us spread the word and build momentum! 🥛 🚀

https://republic.co/upright (edited)



republic.co

Reserve Upright

Instant oatmilk as nutritious as dairy. 8g oat protein, 0 allergens, 3 creamy flavors: just add water! Cows could never. (347 kB)











Upright
Instant Oatmilk
Original
Cows could never

18 🎉 5 🦒 5 🥛 6

Thread
#general





Betty tang Mar 19th at 1:13 PM

Hi, everyone - happy Friday! I'm the founder of a CPG startup called Upright, which was featured in The Buzz last January (basically forever ago). We've come a long way and have exciting news: we just launched on Republic 🎉

We're starting with our high-protein instant oatmilk and taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

Whether a like, share, or reservation we'd LOVE support of our campaign to help us spread the word and build momentum! 🥛 🚀

https://republic.co/upright (edited)



republic.co

Reserve Upright

Instant oatmilk as nutritious as dairy. 8g oat protein, 0 allergens, 3 creamy flavors: just add water! Cows could never. (347 kB)





Upright
Instant Oatmilk
Original
Cows could never

💯 3 👍 3





Search Tsai Center for Innovative Thinking at Yale

#general

Open channel available to everyone working at Tsai CITY - staff and student workers alike. Good for announcements, q...

72

Friday, March 19th

Betty Tang 12:58 PM

Hi, everyone - happy Friday! I'm a 3Y MBA currently in the Spring Accelerator and founder of a startup called Upright, which just launched on Republic 🎉

We're starting with our high-protein instant oatmilk and taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

We've gotten so much support already from Tsai CITY, and we'd LOVE this group's support of our campaign through a like, share, or reservation to help us spread the word and build momentum! 🥛 🚀

https://republic.co/upright (edited)

republic.co

Reserve Upright

Instant oatmilk as nutritious as dairy. 8g oat protein, 0 allergens, 3 creamy flavors: just add water! Cows could never. (347 kB)



Upright
Instant
Oatmilk
Original
Cows
could
never

👏 4



Upright: Instant Oatmilk Brand as Nutritious as Dairy Starts Testing the Waters on Republic

Upright is an instant oatmilk product that's allergen-free and packed with protein. The company has launched a pre-sale for their upcoming fundraising campaign.

Online PR News - 17-March-2021 - Upright is an instant oatmilk product that's allergen-free and packed with protein. On Monday, the company launched a pre-sale for their upcoming fundraising campaign after long-awaited SEC rule changes officially went into effect. Investors can now reserve a stake for as little as $150.

Backed by Harvard and Yale scientists, they project 60% margins and an ARR of $44M by EOY 2024. The company is headquartered in Branford, Connecticut and founded by Betty Tang and Thu Ra, two entrepreneurs who met while studying at Yale. Upright's mission is to make delicious food that's better for people, and our planet. Their first product is an instant oatmilk as nutritious as dairy in three delicious, creamy flavors: original, vanilla, and chocolate.

Upright has just launched on Republic. There, investors can indicate their interest using a "pre-sell" feature for their offering, which was previously only allowed for certain deals. The SEC refers to this as "Testing the Waters" and it helps companies gauge the market before their launch. It gives investors more power to use their potential dollars as their vote for the companies they want to see shape the future. To learn more, visit republic.co/upright

Republic is a leading investment platform that provides access to startup, real estate, crypto, and video game investments for both retail and accredited investors. Republic has facilitated over $250 million in investments by our global community of over one million members. Headquartered in New York City with a team in six countries, Republic is backed by Binance, AngelList, Passport Capital, and more. For more information, visit www.republic.co

Media Information
Betty Tang
hello@uprightoats.com
http://https://www.uprightoats.com
1204 Main Street, Suite 552
Branford
CT
06405
United States

Emails:

Email 1

I hope this finds you well. I'm excited to share that we'll soon be launching a fundraising campaign for Upright – and you can reserve a spot now!

We're taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity for anyone interested in owning a stake in our growing business and share in our success.

Republic, a leading investment platform, is hosting our campaign. Yesterday, the SEC just changed rules to allow startups like ours to launch "pre-sale" campaigns so ours just went live! This allows investors to indicate their interest before a fundraising round actually begins.

I'd like to invite you to check out https://republic.co/upright, and I'd love to have you on board in any number of ways:

+ Forward this email. Pass this opportunity along to anyone you know who might be interested.
+ Post on social media. Share republic.co/upright on Facebook, Instagram, Twitter, and/or any other platforms you use.
+ Reserve. Indicate your interest from $150+ via our campaign page (no money moves yet! You can change this amount later)
+ Say hi! Hit me back with thoughts, suggestions, or a virtual high-five.
+ Ask questions! Want to learn more? Post your question here.
Thank you for being a part of our journey so far, and I look forward to telling you more about the future of Upright.
All my best,
Betty

Email 2

My startup, Upright (high-protein instant oatmilk), is launching a fundraising campaign soon – and we just started taking reservations!

We're taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

Republic, a leading investment platform, is hosting our campaign. On Monday the SEC changed its rules to allow startups like mine to launch "pre-sale" campaigns, so ours just went live! Basically this lets potential investors indicate their interest with no obligation (you can change the amount) before a fundraising round actually begins.

I'd like to invite you to check out https://republic.co/upright, and I'd love your support in any number of ways:

+ Forward this email. Pass this on to anyone who might be interested.

+ Post on social media. Share <u>republic.co/upright</u> on Facebook, Instagram, Twitter, and/or any other platforms you use.
+ Reserve. Indicate your interest from $150+ via our campaign page (no money moves yet! Think of this like raising your hand without commitment).
+ Say hi! Hit me back with thoughts, suggestions, or a virtual high-five.
+ Ask questions! Want to learn more? Post your question <u>here</u>.

Thanks and enjoy your weeks!
Betty

Email 3

My startup, Upright (high-protein instant oatmilk), is launching a fundraising campaign soon – and we just started taking reservations!

We're taking a new approach in the startup world: an open investment campaign. Instead of Silicon Valley investors, we're opening up the investment opportunity. Anyone interested in owning a stake in our growing business can share in our success.

Republic, a leading investment platform, is hosting our campaign. Yesterday the SEC changed its rules to allow startups like mine to launch "pre-sale" campaigns, so ours just went live! This allows investors to indicate their interest with no obligation before a fundraising round actually begins.

I'd like to invite you to check out <u>https://republic.co/upright</u>, and I'd love your support in any number of ways:

+ Forward this email. Pass this on to anyone who might be interested.
+ Post on social media. Share <u>republic.co/upright</u> on Facebook, Instagram, Twitter, and/or any other platforms you use.
+ Reserve. Indicate your interest from $150+ via our campaign page (no money moves yet! Think of this like raising your hand without commitment).
+ Say hi! Hit me back with thoughts, suggestions, or a virtual high-five (just reply to me directly unless you *do* want to hit up all ~120 alum).
+ Ask questions! Want to learn more? Post your question <u>here</u>.

Thanks and enjoy your weeks!

Betty



prsync

Upright: Instant Oatmilk Brand as Nutritious as Dairy Starts Testing the Waters on Republic

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Upright - Wednesday, March 17, 2021.
Submitted by Upright Oats LLC.

1. NEW INVESTMENT OPPORTUNITIES
2. HEALTHIEST COFFEE CREAMERS
3. FINANCIAL ADVISOR FEES
4. GUARANTEED INCOME FUND
5. HEALTHY NON DAIRY CREAMER

Upright is an instant oatmilk product that's allergen-free and packed with protein. On Monday, the company launched a pre-sale for their upcoming fundraising campaign after long-awaited SEC rule changes officially went into effect. Investors can now reserve a stake for as little as $150.

Backed by Harvard and Yale scientists, they project 60% margins and an ARR of $44M by EOY 2024. The company is headquartered in Branford, Connecticut and founded by Betty Tang and Thu Ra, two entrepreneurs who met while studying at Yale. Upright's mission is to make delicious food that's better for people, and our planet. Their first product is an instant oatmilk as nutritious as dairy in three delicious, creamy flavors: original, vanilla, and chocolate.

Upright has just launched on Republic. There, investors can indicate their interest using a "pre-sell" feature for their offering, which was previously only allowed for certain deals. The SEC refers to this as "Testing the Waters" and it helps companies gauge the market before their launch. It gives investors more power to use their potential dollars as their vote for the companies they want to see shape the future. To learn more, visit www.republic.co/upright

Republic is a leading investment platform that provides access to startup, real estate, crypto, and video game investments for both retail and accredited investors. Republic has facilitated over $250 million in investments by our global community of over one million members. Headquartered in New York City with a team in six countries, Republic is backed by Binance, AngelList, Passport Capital, and more. For more information, visit www.republic.co

1 New Investment Opportunities
2 Healthiest Coffee Creamers
3 Healthy Non Dairy Creamer
4 Fixed Income Investment Options

About Upright

Upright is an early-stage consumer goods company headquartered in Branford, Connecticut. The company was founded by Betty Tang and Thu Ra, two entrepreneurs who met while studying at Yale. Upright's mission is to make delicious food that's better for people, and our planet. Their first product is an instant oatmilk as nutritious as dairy in three delicious, creamy flavors: original, vanilla, and chocolate. Learn more at www.uprightoats.com

More about Upright

Contact info

hello@uprightoats.com 1204 Main St. Suite 552 Branford, CT 06405 USA www.uprightoats.com

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Press release

Upright: Instant Oatmilk Brand as Nutritious as Dairy Starts Testing the Waters on Republic

03-18-2021 10:54 AM CET | Business, Economy, Finances, Banking & Insurance

Press release from: Upright Oats LLC



Upright: instant oatmilk as nutritious as dairy - just add water! 8g of oat protein, 0 allergens, 3 delicious flavors.

Upright is an instant oatmilk product that's allergen-free and packed with protein. On Monday, the company launched a pre-sale for their upcoming fundraising campaign after long-awaited SEC rule changes officially went into effect. Investors can now reserve a stake for as little as $150.

Backed by Harvard and Yale scientists, they project 60% margins and an ARR of $44M by EOY 2024. The company is headquartered in Branford, Connecticut and founded by Betty Tang and Thu Ra, two entrepreneurs who met while studying at Yale. Upright's mission is to make delicious food that's better for people, and our planet. Their first product is an instant oatmilk as nutritious as dairy in three delicious, creamy flavors: original, vanilla, and chocolate.

Upright has just launched on Republic. There, investors can indicate their interest using a "pre-sell" feature for their offering, which was previously only allowed for certain deals. The SEC refers to this as "Testing the Waters" and it helps companies gauge the market before their launch. It gives investors more power to use their potential dollars as their vote for the companies they want to see shape the future. To learn more, visit www.republic.co/upright

Betty Tang
1204 Main Street
Suite 552
Branford, CT 06405
USA

Upright is an early-stage consumer goods company headquartered in Branford, Connecticut. The company was founded by Betty Tang and Thu Ra, two entrepreneurs who met while studying at Yale. Upright's mission is to make delicious food that's better for people, and our planet. Their first product is an instant oatmilk as nutritious as dairy in three delicious, creamy flavors: original, vanilla, and chocolate. Learn more at www.uprightoats.com

Republic is a leading investment platform that provides access to startup, real estate, crypto, and video game investments for both retail and accredited investors. Republic has facilitated over $250 million in investments by our global community of over one million members. Headquartered in New York City with a team in six countries, Republic is backed by Binance, AngelList, Passport Capital, and more. For more information, visit www.republic.co

This release was published on openPR.

Please set a link in the press area of your homepage to this press release on openPR. openPR disclaims liability for any content contained in this release.

EXHIBIT F

Testing the Waters Pages



Company Name	Upright

Logo	Upright

Headline	Instant oatmilk as nutritious as dairy - just add water!

Hero Image



Tags	Female Founders, Consumer Goods, B2C, B2B, Food & beverage, Coming soon

Pitch text

Summary

- Creamy, allergen-free instant oatmilk with 8g oat protein - just add water!
- Created with leading scientists (Harvard, Yale) and backed by pediatricians
- $42B+ total addressable market across dairy and plant-based alternatives
- 60% gross margins; estimated earnings/unit around $12
- Projected ARR of $44M by EOY 2024
- Funded by Yale Center for Business and Environment, Tsai CITY, and others

- Certified B Corp organization (pending)

Problem

Milk is a staple, but current options aren't great

Dairy is a dietary staple. But it can be tough on our bodies and our planet. Two-thirds of people are lactose-intolerant and cows contribute nearly 10% of annual global greenhouse gases.

Plant-based milks exist, but they force trade-offs. Alternatives often lack key nutrients, contain allergens, and take a toll on the environment (just 1 cup of almond milk takes 90 liters of water!).



Solution

Upright: oatmilk as nutritious as dairy (without the cow)

Meet Upright, the good for you go-to. Our first product is a category-defining **high-protein, allergen-free instant oatmilk** in three creamy, delicious flavors: original, vanilla, and chocolate.

Each tasty cup of Upright oatmilk packs the **same key nutrients as dairy, without the unwanted allergens or environmental impact**. Ready whenever and wherever you want it: just add water!



Product

Plant-based milk backed by pediatricians


Cows could never
8g
Oat Protein
25%
Calcium
2g
Prebiotic Fiber
per serving
15%
Vitamins A, B12, D
recommended daily value

Each cup of Upright packs **8g of oat protein, 25% calcium, 15% vitamins A, B12, D, and 2g of prebiotic oat fibre** to support whole-body health. Deliciously mild and creamy, Upright appeals to omnivores, vegans, those with allergies, and picky-eaters alike.

Made with just oats and a blend of key vitamins and minerals, our oatmilk is naturally **gluten-free and hypoallergenic**. We use natural processes and avoid allergens and additives like lactose, nuts, seeds, soy, oil, gums, and anything artificial.

What's Inside (and what's NOT!)



Gut Health



Heart Health



Muscles & Bone Strength



Anti-inflammatory



No Lactose



No Soy



No Nuts



No Gluten



No Seeds



No Oils



No Gums



No Legumes


Each cup adds up
Environmental footprint reduced by replacing dairy with oatmilk per cup (240ml)
39
gallons
19
ft2
1.2
lbs CO2 eq

Drinking Upright also makes an impact. **Just one cup saves 39 gallons of water, 1.2 pounds of greenhouse gases, and 19 square feet of land** compared to dairy milk. Our Instant Oatmilk is even more eco-friendly, since we're not shipping water.

Shelf-stable and convenient, Upright oatmilk will be available in family-size and lunchbox-friendly single-serving portions in conventional fluid and instant powder forms (just add water!).

Perfect for using **at home, in the lunchbox, or on-the-go**. It can also be added directly to beverages like tea, coffee, smoothies, or into cooking and baking recipes for an added boost of nutrition.


Upright
Instant Oatmilk
Chocolate
Upright
Instant Oatmilk
Chocolate
Upright
Instant Oatmilk
Chocolate
BUSHNELL
BUSHNELL

Traction

Developed with experts and kids, coming to 300+ stores

Our recipes were developed for taste and functionality with chefs, baristas, and our toughest critics: kids (their parents helped too!). To ensure each cup packs a full nutritional punch, we've worked with food science and pediatric experts from top organizations like **Yale, Harvard, Cornell, and Ohio State**, among others.


Working with experts
The Ohio State University
College of Food, Agricultural, and Environmental Sciences
The Wilbur A. Gould Food Industries Center
College of Food, Agricultural, and Environmental Sciences
Cornell University College of Agriculture and Life Sciences
University of Massachusetts Amherst
Rutgers
FOOD SCIENTISTS
Yale SCHOOL OF MEDICINE
HARVARD MEDICAL SCHOOL
Boston Children's Hospital
Cleveland Clinic
Yale NewHaven Health
GUNDERSEN HEALTH SYSTEM.
PEDIATRICIANS

We've done our homework

2000+
Consumer interviews &
global survey responses

4
Pediatric specialist and
generalist evaluations

22
Local focus groups &
taste tests

79%
Would buy **Upright**
instant oatmilk online

We know there's demand because we heard it loud and clear: **you want instant and you want it online.** From over 2000 surveys and interviews, 79% told us they'd buy our Instant Oatmilk online.

Impact from crop to cup



SOURCING   MILLING   ENZYMING   SEPERATION

PACKAGING   BLENDING   ADDING NUTRIENTS

STORAGE   ORDERING   SHIPPING   DOORSTEP

We achieved **Certified B Corps pending** status in 2019, and are on track for full certification once we start production. We're conscious of our impact and are always looking to improve social outcomes through our operations.

Sustainability is at the core of what drives us, and we're tackling multiple UN sustainable development goals through every facet of our business. Our oats are cultivated by US and Canadian growers and Swedish farmer-owned cooperatives. Profits go back to their farms to be reinvested in a thriving countryside. We're working to localize our suppliers and encourage organic and regenerative practices. One of our partner mills is currently carbon neutral, using oat husks as fuel to power operations as well as 1,500 households in the nearby area. Our NJ and CT manufacturing partners are committed to food safety and quality, and we are proud to work with one that employs and trains refugees.

We're committed to using only biodegradable or recyclable packaging to preserve the quality and shelf life of our products. We're launching direct-to-consumer to reduce waste and using **QR codes that make reordering simple**. To bring our products to shelves and families, we've partnered with a warehousing and distribution partner in NJ as well as a women-owned **national distributor serving 300+ stores**.

Customers

For 124M US parents, Upright is the good for you go-to

Upright was created with the Millennial and Gen X parent in mind. Our customers are health conscious and research high-nutrient clean label options. Each is values-driven and aims to live them through every family meal. They seek transparency in ingredients and across supply chains. They're open to exploring new brands and products across channels, and are quality committed and willing to spend a little extra for their family.




Upright
Instant
Oatmilk
Vanilla

There are **124M US parents**, and Upright is committed to being the good for you go-to that keeps their family and planet healthy. We're building a community of conscious consumers. Our products have been co-created with direct feedback from users to reflect their needs and passions. Already, we've seen massive market interest and outreach pre-launch.

Business Model

Get it online, in stores, and where families learn, work, and play

Upright is launching as a **digitally-native, vertical brand with an omnichannel strategy**. We'll start online direct-to-consumer to own our customer relationships. Mobile reorders will be made easy through **QR codes on our packaging.**


Launch Channels
Upright OATS.COM
BATCH
POD FOODS
amazon.com
Projected Revenues
$100K
$2M
$15M
$44M
2021
2022
2023
2024

Sales Channels



D2C

Direct-to-consumer interactions through **ecommerce** and simple **QR code reorders** build relationships and encourage loyalty



RETAIL

Wholesale to conventional & specialty food **distributors** and **retailers** enable "in real life" on-shelf customer discovery



B2B

Hospitality, school, and **corporate campus** food service wholesale enables organizations to demonstrate values to stakeholders

We'll collect feedback and refine as needed before expanding to other online markets and retail store shelves. We've already secured Pod Foods as a **national distribution partner, which serves 300+ retail stores**. We plan to then scale through B2B programs with hospitality, school, and corporate campuses.

Our supply chain is in place and at scale we'll capture **60% gross margins.** We plan to price each retail unit of our instant oatmilk at $12 (which makes 16 servings!), and our original oatmilk at $4.

Market

Get in on the ground as we go after a $42B+ market

Demand has never been higher for non-perishable dairy alternatives. As a plant-based dairy analog, Upright is targeting the **$42B+ U.S. dairy and alternatives market,** with plans for international expansion as plant-based dietary trends accelerate.

Oatmilk is just the start. With a category-defining product, trade secret IP, and omnichannel sales strategy, we project an **ARR of $44M by EOY 2024** as we grow our product line and geographies.

Join us to be a part of our rapid early growth. Your investment will enable us to fill initial orders and begin national expansion.

The time is now
OAT
+21%
$0.3B
$0.7B
2020
2025E
ALTERNATIVES
+6%
$2.6B
$3.4B
2020
2025E
DAIRY
-3%
$39.8B
$34.8B
2020
2025E
Forbes
Oat milk jumped 200% for more than $249 million in retail sales in 2020
FOOD DIVE
Megan Poinski Sept. 30, 2020
Oat milk surges to second most popular in plant-based dairy
Oatly readies $1B IPO for 2021
January 6, 2021
PitchBook
Starbucks To Launch Oatmilk In All US Stores This Spring
RTTNews December 10, 2020
Nasdaq
Emily Van de Riet Jan 13 2020
FOX NEWS
Dunkin' is adding oat milk to the menu
Bloomberg
By Marcy Nicholson November 27, 2020
North America's Top Performing Food Producer Bets on Oat Milk
What's Being Stockpiled in America's 'Pandemic Pantry'? Oat Milk
Sally Bakewell Gerald Porter Jr. Mar 04 2020
Bloomberg
One in 10 Adults Has a Food Allergy. Many More Say They Have One.
By Nicholas Bakalar Jan. 4, 2019
The New York Times
By Zoya Gervis October 26, 2018
NEW YORK POST
One third of Americans consider themselves 'flexitarian'
US milk sales drop by more than $1B as plant-based alternatives take off
Carly Sitzer 02 Apr 2019
WORLD ECONOMIC FORUM



Upright
Instant Oatmilk
Chocolate
Upright
Instant Oatmilk
Chocolate
Upright
Instant Oatmilk
Chocolate

Competition

Oatmilk on demand with 2x the protein and 0 allergens

Scanning the shelf, Upright is the obvious choice. We're the **only allergen-free instant oatmilk with 8g of oat protein** (that's double or more what others offer!) developed with pediatricians.

Our grab-and-go **instant sachets offer game-changing convenience.** No worrying about refrigeration, messy spills, or lugging bulky cartons when out and about, traveling, or hiking.





Upright
Instant
Oatmilk
Vanilla
Upright
Instant
Oatmilk
Vanilla
Upright
Instant
Oatmilk
Vanilla

Vision

We stand for better - for our bodies, communities, and planet

Upright is more than just an oatmilk. We exist to make delicious food that's better for people, and our planet.

We believe that small changes can add up to a big difference. To do this, we're building a portfolio of better foods and beverages that make progress towards our vision of a healthier world.

Our mission is to make delicious food that's better for people, and our planet



Investors

Bootstrapped with backing from Yale CBEY and Tsai Center for Innovative Thinking

We've bootstrapped our progress with **$56K in non-dilutive grants and awards** along the way from organizations including the **Yale Center for Business and the Environment and Tsai CITY**.

We've been efficient with our capital and are now at an inflection point. Your investment will enable us to launch commercial production and begin the next stage of our growth.



Upright will be:

The good for you go-to for delicious, healthy foods that are better for people, and our planet

User Research — Design & Prototyping — Product & Brand Development — Supply Chain & Partnership Building

2021 Market launch

2022 Expand retail & national scale

2023 Brand extension & international growth

What we've done

Where we're going

Backed by grants and awards from



TSAI CENTER for INNOVATIVE THINKING at YALE

SLAVIN FAMILY FOUNDATION

CONNECTICUT ENTREPRENEURSHIP FOUNDATION



Yale Center for Business and the Environment

Yale SCHOOL OF MANAGEMENT



Founders

Experienced visionaries and operators





Betty Tang

Yale MBA 2021, University of British Columbia BCom in Accounting & Sustainability, Cornell Certificate in Plant-Based Nutrition, University of Massachusetts Food Quality & Safety course graduate

Former consultant to global consumer goods, manufacturing, agriculture, media and technology firms

Thu Ra

Yale MBA 2020, Cornell College BA in Business & Economics and Psychology, Case Western University Masters in Operations Research & Supply Chain

Former Pubco Director of Supply Chain and Logistics, Pepsi & Quaker Oats supply chain intern, Founder of Cure Logistics

  

Betty and Thu Ra started building Upright after meeting in business school and discovering that they were both passionate about improving our food systems and environment (and both lactose-intolerant!). Together, they've built Upright by pairing their complementary skills and experiences.

Betty grew up in Vancouver, Canada, where she grew interested in wellness and sustainability. Her experience spans strategy, operations, human capital, and digital transformation as a consultant at McKinsey & Company and Kearney advising leaders across industries including consumer goods, manufacturing, agriculture, media, and tech. She is a Yale School of Management MBA candidate specialized in Management Science and holds a BCom in Accounting & Sustainability from the University of British Columbia, and Certificate in Plant-Based Nutrition from Cornell's T. Colin Campbell Center for Nutrition Studies.

Thu Ra was born in Burma and brings a passion for sustainability as well as deep supply chain and manufacturing expertise. He has led manufacturing facilities at leading consumer packaged goods companies including Quaker Oats, PepsiCo, and L'Oreal. He has also successfully launched a logistics startup, Cure Logistics, that continues to grow. He holds an MBA from the Yale School of Management, BA in Business & Economics and Psychology from Cornell College, and Masters in Operations Research & Supply Chain from Case Western Reserve University.

Team

	Betty Tang	Co-Founder
	Thu Ra	Co-Founder
	Vincent Stanley	Mentor | Director of Philosophy and Former CMO, Patagonia
	Barry Nalebuff	Yale Mentor | Co-Founder, Honest Tea; Co-Founder Real Made Foods
	Ben Conniff	Mentor | Co-Founder and Chief Innovation Officer, Luke's Lobster
	Jennifer McFadden	Mentor | Associate Director of Yale Entrepreneurial Programs
	Dennis Ring	Mentor | Founder, OCHO Candy; Launched Whole 365 at Whole Foods
	Dr. Victor Uko, MD FAAP DCH MRCPCH	Mentor | Section Chair, Department of Pediatric Specialties Gundersen Health System
	Claire Schlemme	Mentor | Co-Founder and CEO, Renewal Mill
	Amy Kundrat	Mentor | Director of Digital, Yale SOM; author of Fairfield County Chef's Table
	Dr. Dinesh Pashankar, MD MBA	Mentor | Professor of Pediatric Gastroenterology, Yale University School of Medicine
	Loïck Fenaux	Mentor | Head of Life Science & Nutrition at DöhlerGroup

Perks

$100	Instant Oatmilk variety sample pack Recognition as an early investor on our website (with your consent)
$250	All of the above Full-sized Instant Oatmilk in each flavor (3 boxes total)
$500	All of the above Upright reusable glass milk bottle Jessie the Giraffe tote bag
$1,000	All of the above Upright embroidered baseball cap 50% off all orders for 1 year
$2,200	All of the above Upright crewneck sweatshirt $200 Upright gift card
$5,000	All of the above Upright Early Access: join a small, exclusive group that samples food and beverages in R&D to offer feedback and influence new products before they launch (plus get occasional gifts and goodies!)
$10,000	All of the above Quarterly investor updates
$25,000	All of the above 1:1 Zoom call with the founders
$50,000	All of the above Brunch with the founders in NYC (pending public health guidance)

FAQ



Company Name	Upright

Logo	

Headline	Instant oatmilk as nutritious as dairy - just add water!

Hero Image	

Tags	Female Founders, Consumer Goods, B2C, B2B, Food & beverage, Coming soon

Pitch text

Summary

- Creamy, allergen-free instant oatmilk with 8g oat protein - just add water!
- Created with leading scientists (Harvard, Yale) and backed by pediatricians
- $42B+ total addressable market across dairy and plant-based alternatives
- 60% gross margins; estimated earnings/unit around $12
- Projected ARR of $44M by EOY 2024
- Funded by Yale Center for Business and Environment, Tsai CITY, and others

- Certified B Corp organization (pending)

Problem

Milk is a staple, but current options aren't great

Dairy is a dietary staple. But it can be tough on our bodies and our planet. Two-thirds of people are lactose-intolerant and cows contribute nearly 10% of annual global greenhouse gases.

Plant-based milks exist, but they force trade-offs. Alternatives often lack key nutrients, contain allergens, and take a toll on the environment (just 1 cup of almond milk takes 90 liters of water!).



Solution

Upright: oatmilk as nutritious as dairy (without the cow)

Meet Upright, the good for you go-to. Our first product is a category-defining **high-protein, allergen-free instant oatmilk** in three creamy, delicious flavors: original, vanilla, and chocolate.

Each tasty cup of Upright oatmilk packs the **same key nutrients as dairy, without the unwanted allergens or environmental impact**. Ready whenever and wherever you want it: just add water!



Product

Plant-based milk backed by pediatricians


Cows could never
8g
Oat Protein
25%
Calcium
2g
Prebiotic Fiber
per serving
15%
Vitamins A, B12, D
recommended daily value

Each cup of Upright packs **8g of oat protein, 25% calcium, 15% vitamins A, B12, D, and 2g of prebiotic oat fibre** to support whole-body health. Deliciously mild and creamy, Upright appeals to omnivores, vegans, those with allergies, and picky-eaters alike.

Made with just oats and a blend of key vitamins and minerals, our oatmilk is naturally **gluten-free and hypoallergenic**. We use natural processes and avoid allergens and additives like lactose, nuts, seeds, soy, oil, gums, and anything artificial.

What's Inside (and what's NOT!)



Gut Health



Heart Health



Muscles & Bone Strength



Anti-inflammatory



No Lactose



No Soy



No Nuts



No Gluten



No Seeds



No Oils



No Gums



No Legumes


Each cup adds up
Environmental footprint reduced by replacing dairy with oatmilk per cup (240ml)
39
gallons
19
ft2
1.2
lbs CO2 eq

Drinking Upright also makes an impact. **Just one cup saves 39 gallons of water, 1.2 pounds of greenhouse gases, and 19 square feet of land** compared to dairy milk. Our Instant Oatmilk is even more eco-friendly, since we're not shipping water.

Shelf-stable and convenient, Upright oatmilk will be available in family-size and lunchbox-friendly single-serving portions in conventional fluid and instant powder forms (just add water!).

Perfect for using **at home, in the lunchbox, or on-the-go**. It can also be added directly to beverages like tea, coffee, smoothies, or into cooking and baking recipes for an added boost of nutrition.


Upright
Instant Oatmilk
Chocolate
Upright
Instant Oatmilk
Chocolate
Upright
Instant Oatmilk
Chocolate
BUSHNELL
BUSHNELL

Traction

Developed with experts and kids, coming to 300+ stores

Our recipes were developed for taste and functionality with chefs, baristas, and our toughest critics: kids (their parents helped too!). To ensure each cup packs a full nutritional punch, we've worked with food science and pediatric experts from top organizations like **Yale, Harvard, Cornell, and Ohio State**, among others.


Working with experts
The Ohio State University
College of Food, Agricultural, and Environmental Sciences
The Wilbur A. Gould Food Industries Center
College of Food, Agricultural, and Environmental Sciences
Cornell University College of Agriculture and Life Sciences
University of Massachusetts Amherst
Rutgers
FOOD SCIENTISTS
Yale SCHOOL OF MEDICINE
HARVARD MEDICAL SCHOOL
Boston Children's Hospital
Cleveland Clinic
Yale NewHaven Health
GUNDERSEN HEALTH SYSTEM.
PEDIATRICIANS

We've done our homework

2000+

Consumer interviews &
global survey responses

4

Pediatric specialist and
generalist evaluations

22

Local focus groups &
taste tests

79%

Would buy **Upright**
instant oatmilk online

We know there's demand because we heard it loud and clear: **you want instant and you want it online.** From over 2000 surveys and interviews, 79% told us they'd buy our Instant Oatmilk online.

Impact from crop to cup



SOURCING   MILLING   ENZYMING   SEPERATION

PACKAGING   BLENDING   ADDING NUTRIENTS

STORAGE   ORDERING   SHIPPING   DOORSTEP

We achieved **Certified B Corps pending** status in 2019, and are on track for full certification once we start production. We're conscious of our impact and are always looking to improve social outcomes through our operations.

Sustainability is at the core of what drives us, and we're tackling multiple UN sustainable development goals through every facet of our business. Our oats are cultivated by US and Canadian growers and Swedish farmer-owned cooperatives. Profits go back to their farms to be reinvested in a thriving countryside. We're working to localize our suppliers and encourage organic and regenerative practices. One of our partner mills is currently carbon neutral, using oat husks as fuel to power operations as well as 1,500 households in the nearby area. Our NJ and CT manufacturing partners are committed to food safety and quality, and we are proud to work with one that employs and trains refugees.

We're committed to using only biodegradable or recyclable packaging to preserve the quality and shelf life of our products. We're launching direct-to-consumer to reduce waste and using **QR codes that make reordering simple**. To bring our products to shelves and families, we've partnered with a warehousing and distribution partner in NJ as well as a women-owned **national distributor serving 300+ stores**.

Customers

For 124M US parents, Upright is the good for you go-to

Upright was created with the Millennial and Gen X parent in mind. Our customers are health conscious and research high-nutrient clean label options. Each is values-driven and aims to live them through every family meal. They seek transparency in ingredients and across supply chains. They're open to exploring new brands and products across channels, and are quality committed and willing to spend a little extra for their family.




Upright
Instant Oatmilk
Vanilla

There are **124M US parents**, and Upright is committed to being the good for you go-to that keeps their family and planet healthy. We're building a community of conscious consumers. Our products have been co-created with direct feedback from users to reflect their needs and passions. Already, we've seen massive market interest and outreach pre-launch.

Business Model

Get it online, in stores, and where families learn, work, and play

Upright is launching as a **digitally-native, vertical brand with an omnichannel strategy**. We'll start online direct-to-consumer to own our customer relationships. Mobile reorders will be made easy through **QR codes on our packaging.**


Launch Channels
Upright OATS .COM
BATCH
POD FOODS
amazon.com
Projected Revenues
$100K
$2M
$15M
$44M
2021
2022
2023
2024

Sales Channels



D2C

Direct-to-consumer interactions through **ecommerce** and simple **QR code reorders** build relationships and encourage loyalty



RETAIL

Wholesale to conventional & specialty food **distributors** and **retailers** enable "in real life" on-shelf customer discovery



B2B

Hospitality, school, and **corporate campus** food service wholesale enables organizations to demonstrate values to stakeholders

We'll collect feedback and refine as needed before expanding to other online markets and retail store shelves. We've already secured Pod Foods as a **national distribution partner, which serves 300+ retail stores**. We plan to then scale through B2B programs with hospitality, school, and corporate campuses.

Our supply chain is in place and at scale we'll capture **60% gross margins.** We plan to price each retail unit of our instant oatmilk at $12 (which makes 16 servings!), and our original oatmilk at $4.

Market

Get in on the ground as we go after a $42B+ market

Demand has never been higher for non-perishable dairy alternatives. As a plant-based dairy analog, Upright is targeting the **$42B+ U.S. dairy and alternatives market,** with plans for international expansion as plant-based dietary trends accelerate.

Oatmilk is just the start. With a category-defining product, trade secret IP, and omnichannel sales strategy, we project an **ARR of $44M by EOY 2024** as we grow our product line and geographies.

Join us to be a part of our rapid early growth. Your investment will enable us to fill initial orders and begin national expansion.

The time is now

OAT

+21%

$0.3B
$0.7B

2020　　　2025E

ALTERNATIVES

+6%

$2.6B
$3.4B

2020　　　2025E

DAIRY

−3%

$39.8B
$34.8B

2020　　　2025E

EDITOR'S PICK | Chloe Sorvino | Dec 20, 2020 7:00am EST　　　Forbes
Oat milk jumped 200% for more than $249 million in retail sales in 2020

FOODDIVE　　　Megan Poinski　Sept. 30, 2020
Oat milk surges to second most popular in plant-based dairy

Oatly readies $1B IPO for 2021
January 6, 2021　　　　　PitchBook

Starbucks To Launch Oatmilk In All US Stores This Spring
RTTNews December 10, 2020　　　Nasdaq

Emily Van de Riet Jan 13 2020　　　FOX NEWS
Dunkin' is adding oat milk to the menu

Bloomberg　　　　By Marcy Nicholson November 27, 2020
North America's Top Performing Food Producer Bets on Oat Milk

What's Being Stockpiled in America's 'Pandemic Pantry'? Oat Milk
Sally Bakewell Gerald Porter Jr. Mar 04 2020　　Bloomberg

One in 10 Adults Has a Food Allergy. Many More Say They Have One.
By Nicholas Bakalar Jan. 4, 2019　　　The New York Times

By Zoya Gervis October 26, 2018　　　NEW YORK POST
One third of Americans consider themselves 'flexitarian'

US milk sales drop by more than $1B as plant-based alternatives take off
Carly Sitzer 02 Apr 2019　　WORLD ECONOMIC FORUM



Competition

Oatmilk on demand with 2x the protein and 0 allergens

Scanning the shelf, Upright is the obvious choice. We're the **only allergen-free instant oatmilk with 8g of oat protein** (that's double or more what others offer!) developed with pediatricians.

Our grab-and-go **instant sachets offer game-changing convenience.** No worrying about refrigeration, messy spills, or lugging bulky cartons when out and about, traveling, or hiking.





Upright
Instant
Oatmilk
Vanilla
Upright
Instant
Oatmilk
Vanilla
Upright
Instant
Oatmilk
Vanilla

Vision

We stand for better - for our bodies, communities, and planet

Upright is more than just an oatmilk. We exist to make delicious food that's better for people, and our planet.

We believe that small changes can add up to a big difference. To do this, we're building a portfolio of better foods and beverages that make progress towards our vision of a healthier world.

Our mission is to make delicious food that's better for people, and our planet



Investors

Bootstrapped with backing from Yale CBEY and Tsai Center for Innovative Thinking

We've bootstrapped our progress with **$56K in non-dilutive grants and awards** along the way from organizations including the **Yale Center for Business and the Environment and Tsai CITY**.

We've been efficient with our capital and are now at an inflection point. Your investment will enable us to launch commercial production and begin the next stage of our growth.









Upright will be:
The good for you go-to for delicious, healthy foods that are better for people, and our planet
User Research
Design & Prototyping
Product & Brand Development
Supply Chain & Partnership Building
2021 Market launch
2022 Expand retail & national scale
2023 Brand extension & international growth
What we've done
Where we're going
Backed by grants and awards from
TSAI CENTER for INNOVATIVE THINKING at YALE
SLAVIN FAMILY FOUNDATION
CONNECTICUT ENTREPRENEURSHIP FOUNDATION
Yale Center for Business and the Environment
Yale SCHOOL OF MANAGEMENT
YALE SCIENCE & ENGINEERING ASSOCIATION
LUX ET VERITAS
1914

Founders

Experienced visionaries and operators





Betty Tang

Yale MBA 2021, University of British Columbia BCom in Accounting & Sustainability, Cornell Certificate in Plant-Based Nutrition, University of Massachusetts Food Quality & Safety course graduate

Former consultant to global consumer goods, manufacturing, agriculture, media and technology firms

Thu Ra

Yale MBA 2020, Cornell College BA in Business & Economics and Psychology, Case Western University Masters in Operations Research & Supply Chain

Former Pubco Director of Supply Chain and Logistics, Pepsi & Quaker Oats supply chain intern, Founder of Cure Logistics

  

Betty and Thu Ra started building Upright after meeting in business school and discovering that they were both passionate about improving our food systems and environment (and both lactose-intolerant!). Together, they've built Upright by pairing their complementary skills and experiences.

Betty grew up in Vancouver, Canada, where she grew interested in wellness and sustainability. Her experience spans strategy, operations, human capital, and digital transformation as a consultant at McKinsey & Company and Kearney advising leaders across industries including consumer goods, manufacturing, agriculture, media, and tech. She is a Yale School of Management MBA candidate specialized in Management Science and holds a BCom in Accounting & Sustainability from the University of British Columbia, and Certificate in Plant-Based Nutrition from Cornell's T. Colin Campbell Center for Nutrition Studies.

Thu Ra was born in Burma and brings a passion for sustainability as well as deep supply chain and manufacturing expertise. He has led manufacturing facilities at leading consumer packaged goods companies including Quaker Oats, PepsiCo, and L'Oreal. He has also successfully launched a logistics startup, Cure Logistics, that continues to grow. He holds an MBA from the Yale School of Management, BA in Business & Economics and Psychology from Cornell College, and Masters in Operations Research & Supply Chain from Case Western Reserve University.

Team

	Betty Tang	Co-Founder
	Thu Ra	Co-Founder
	Vincent Stanley	Mentor | Director of Philosophy and Former CMO, Patagonia
	Barry Nalebuff	Yale Mentor | Co-Founder, Honest Tea; Co-Founder Real Made Foods
	Ben Conniff	Mentor | Co-Founder and Chief Innovation Officer, Luke's Lobster
	Jennifer McFadden	Mentor | Associate Director of Yale Entrepreneurial Programs
	Dennis Ring	Mentor | Founder, OCHO Candy; Launched Whole 365 at Whole Foods
	Seth Goldman	Mentor | Chairman, Beyond Meat; Co-Founder, Honestea
	Dr. Victor Uko, MD FAAP DCH MRCPCH	Mentor | Section Chair, Department of Pediatric Specialties Gundersen Health System
	Claire Schlemme	Mentor | Co-Founder and CEO, Renewal Mill
	Amy Kundrat	Mentor | Director of Digital, Yale SOM; author of Fairfield County Chef's Table
	Dr. Dinesh Pashankar, MD MBA	Mentor | Professor of Pediatric Gastroenterology, Yale University School of Medicine

Perks

$100	Instant Oatmilk variety sample pack Recognition as an early investor on our website (with your consent)
$250	All of the above Full-sized Instant Oatmilk in each flavor (3 boxes total)
$500	All of the above Upright reusable glass milk bottle Jessie the Giraffe tote bag
$1,000	All of the above Upright embroidered baseball cap 50% off all orders for 1 year
$2,200	All of the above Upright crewneck sweatshirt $200 Upright gift card
$5,000	All of the above Upright Early Access: join a small, exclusive group that samples food and beverages in R&D to offer feedback and influence new products before they launch (plus get occasional gifts and goodies!)
$10,000	All of the above Quarterly investor updates
$25,000	All of the above 1:1 Zoom call with the founders
$50,000	All of the above Brunch with the founders in NYC (pending public health guidance)

FAQ